  As filed with the Securities and Exchange Commission on December 11, 1998
==============================================================================

               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                 AMENDMENT II to SCHEDULE 13E-4
                  ISSUER TENDER OFFER STATEMENT
         (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES
                      EXCHANGE ACT OF 1934)
             Nordic American Tanker Shipping Limited
                        (NAME OF ISSUER)
             Nordic American Tanker Shipping Limited
              (NAME OF PERSON(S) FILING STATEMENT)

COMMON SHARES, PAR VALUE $.01 PER SHARE            G65773106
(TITLE OF CLASS OF SECURITIES)      (CUSIP NUMBER OF CLASS OF
                                    SECURITIES)
                        Herbjorn Hansson
             Nordic American Tanker Shipping Limited
                           Cedar House
                         41 Cedar Avenue
                         Hamilton  HM EX
                             Bermuda
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS(S) FILING STATEMENT)
                           COPIES TO:
                          Gary J. Wolfe
                         Seward & Kissel
                     One Battery Park Plaza
                    New York, New York  10004
                         (212) 574-1200
                        OCTOBER 29, 1998
(DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY
HOLDERS)

==============================================================================

    This Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4, dated as of October 29, 1998, as amended on December 4, 1998, relating to the cash tender offer by Nordic American Tanker Shipping Limited, a Bermuda company (the "Company"), to purchase its common shares, par value $0.01 per share (the "Shares"), at a price between $11.50 and $15.50, net to the seller in cash, without interest, and upon the terms and conditions set forth in the offer to purchase dated October 29, 1998 (the "Offer to Purchase"). The Offer to Purchase together with the related Letter of Transmittal, as may be amended, constitute the "Offer." The Issuer Tender Offer Statement is hereby amended to incorporate the information included in the exhibits referred to below.

ITEM 1.  SECURITY AND ISSUER.

    The Offer was originally scheduled to expire at 5:00 p.m. New
York City time (11:00 p.m. Oslo time) on November 30, 1998. It has been extended to 5:00 p.m. New York City time (11:00 p.m.
Oslo time) on December 18, 1998.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 is hereby amended to include the following additional exhibit:

    (a)(10)  Text of Press Release issued by the Company, dated
             December 11, 1998.

                            SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to
Schedule 13E-4 is true, complete and correct.

December 11, 1998

                   NORDIC AMERICAN TANKER SHIPPING LIMITED


                   By:  /s/ Herbjorn Hansson
                        ___________________________________
                   (Name)    Herbjorn Hansson
                   (Title)   Chairman and Chief Executive Officer

                         EXHIBIT (a)(10)


FOR IMMEDIATE RELEASE

             NORDIC AMERICAN TANKER SHIPPING LIMITED
            ANNOUNCES EXTENSION OF SELF-TENDER OFFER

Hamilton, Bermuda, December 11, 1998. Nordic American Tanker Shipping Limited (American Stock Exchange: NAT; Oslo Stock
Exchange: NAT) announced today that it has entered into its Loan Agreement in the amount of $30,000,000 with a syndicate of lenders led by Den norske Bank ASA in order to finance its pending "Dutch Auction" self-tender offer. Accordingly, the offer, previously scheduled to expire at 5:00 p.m. (New York
Time) (11:00 p.m. Oslo Time) on December 11, 1998, has been extended to 5:00 p.m. New York Time (11:00 p.m. Oslo Time) on Friday, December 18, 1998. The offer was made by an Offer to Purchase and related Letter of Transmittal dated October 29, 1998. Details of the conditions to drawdown of the Loan are being sent to shareholders. As of the close of the business on Thursday, December 10, 1998, 6,169,685 shares have been tendered. The Company currently expects payment to be made prior to Christmas of shares eventually accepted for payment.





























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